Filed pursuant to Rule 424(b)(3)

Registration No. 333-269778

PROSPECTUS SUPPLEMENT No. 3

(to Proxy Statement/Prospectus dated September 15, 2023)

PROXY STATEMENT FOR SPECIAL MEETING OF
FAST ACQUISITION CORP. II

PROSPECTUS FOR UP TO 27,600,293 SHARES OF CLASS A COMMON STOCK,
UP TO 8,970,878 SHARES OF SERIES A PREFERRED STOCK
AND
9,856,247 WARRANTS
OF FALCON’S BEYOND GLOBAL, INC.

In connection with the business combination among Falcon’s Beyond Global, Inc., a Delaware corporation (“Pubco”), Falcon’s Beyond Global, LLC, a Delaware limited liability company (formerly a Florida limited liability company, the “Company”), FAST Acquisition Corp. II, a Delaware corporation (“FAST II”), and the other parties to the Amended and Restated Agreement and Plan of Merger, dated as of January 31, 2023, as amended by the First Amendment to the Merger Agreement, dated as of June 25, 2023, as further amended by the Second Amendment to the Merger Agreement, dated as of July 7, 2023, and as further amended by the Third Amendment to the Merger Agreement, dated as of September 1, 2023 (as further amended, modified, supplemented or waived from time to time, the “Merger Agreement”), Pubco filed a registration statement on Form S-4 (File No. 333-269778) (as amended, the “Registration Statement”), which included a proxy statement of FAST II and a prospectus of Pubco, and which was declared effective by the Securities and Exchange Commission (“SEC”) on September 15, 2023. Also on September 15, 2023, Pubco filed the definitive proxy statement of FAST II and the final prospectus of Pubco (as supplemented to date, the “Proxy Statement/Prospectus”) with the SEC. This Prospectus Supplement No. 3 (this “Supplement”) updates and supplements the Proxy Statement/Prospectus.

This Supplement is being filed reflect certain business developments that have occurred after the date of the Proxy Statement/Prospectus. This Supplement is not complete without, and may not be utilized except in connection with, the Proxy Statement/Prospectus, including any supplements and amendments thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in this Supplement shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

You should read carefully and in their entirety this Supplement and the Proxy Statement/Prospectus and all accompanying annexes and exhibits before investing in Pubco’s securities. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” beginning on page 23 of the Proxy Statement/Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION (AS DEFINED IN THE PROXY STATEMENT/PROSPECTUS) OR THE OTHER TRANSACTIONS CONTEMPLATED THEREBY, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement to the Proxy Statement/Prospectus is dated November 7, 2023.

Business Update

Pubco hereby amends the section of the Proxy Statement/Prospectus entitled “Information About the Company – Our Company” appearing on page 213 of the Proxy Statement/Prospectus to add the following two paragraphs:

The FCG Division has recently experienced rapid growth through an increase in demand and expansion of project scope from QIC and K11. This growth has been funded in part by the Strategic Investment from QIC of $30.0 million in the FCG Division through a private placement of preferred units by FCG LLC. Pursuant to the QIC Subscription Agreement, upon the closing of the Strategic Investment, FCG LLC received a closing payment of $17.5 million (net of $500,000 in reimbursements). The remaining $12.0 million of the $30.0 million investment is being held by QIC and will be released to FCG LLC upon the establishment of an employee retention and attraction incentive program that incentivizes employees of FCG LLC and its subsidiaries involved in satisfying the QIC Priority Commitment to satisfy such QIC Priority Commitment.  In connection with the Strategic Investment, each of the Company and FCG LLC agreed to, and shall cause their respective affiliates to, prioritize any projects, products and purchase orders submitted by QIC to FCG LLC and its subsidiaries relative to (and ahead of) any commitments of the Company, FCG LLC or their affiliates to other persons (including affiliates of FCG LLC and the Company). This increase in demand and expansion of project scope resulted in the need for Pubco to allocate additional resources and talent to its FCG Division to ensure that opportunities are maximized.

Pubco constantly monitors market trends and economic conditions. Through our FBD Division, rather than making investments to purchase land and construct attractions in joint venture arrangements, we are exploring leveraging flagship locations as proof of concept as we move towards an asset-light model where we partner with existing developers to open world-class, immersive LBE entertainment experiences through licensing or franchise agreements within the partner’s current infrastructure. This asset-light approach will focus on optimizing and repurposing existing infrastructure, which is both capital-efficient and allows for quicker returns.

Risk Factors Update

Pubco hereby amends the section of the Proxy Statement/Prospectus entitled “Risk Factors – Risks Related to the Company” appearing on page 29 of the Proxy Statement/Prospectus by (i) adding the underlined bolded text (indicated textually in the same manner as the following example: underlined bolded text) and (ii) deleting the bolded text with strikethrough (indicated textually in the same manner as the following example: ~~bolded text with strikethrough~~), as set forth below::

The ongoing need for capital expenditures at our FBD resorts and theme parks could have a material adverse effect on us, including our financial condition, liquidity and results of operations.

The FBD properties, including the resorts owned and operated by our joint ventures with Meliá, have an ongoing need for renovations, rebranding and other capital improvements and expenditures, including to construct new hotels, to initially brand and theme them with our proprietary intellectual property and, later, to replace furniture, fixtures and equipment from time to time as the need arises. ~~For example, the hotel in Tenerife will close in 2023 for renovations and is anticipated to reopen in early to mid 2024.~~

In addition, because a principal competitive factor for a theme park or other attraction is the uniqueness and perceived quality of its rides and experiential technologies, we must make significant up-front and continued capital investments, from the initial construction of the theme parks through maintenance and potentially the addition of new rides, attractions and technologies.

In addition to liquidity risks, these capital expenditures may result in declines in revenues while hotels and parks are in initial construction, while rooms, restaurants, rides or attractions are out of service for rebranding or maintenance, and while areas of our properties are closed due to capital improvement projects. We expect our costs will increase over time, and our losses may continue, as we expect to continue to invest additional funds in expanding our business and sales and marketing activities, as we continue to develop our FBD properties. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. For example, following the opening of our Katmandu Park in Punta Cana in March 2023, we experienced various technical and operational issues that led to lower than planned open days and attendance at the park. As a result, we hired a third-party to perform an operational review of the park to provide recommendations on operating efficiencies and are in the process in the process of relaunching the marketing and operating plan for the park for the 2024 season. The costs of these capital improvements, expenditures or any of the above noted factors, or if we are unable to generate adequate revenue growth and manage our expenses, could have a material adverse effect on us, including our financial condition, liquidity and results of operations. There is also a risk that our estimates of the cost of such capital improvements will not be accurate, causing us to seek additional financing and creating construction delays. In addition, any construction delays or ride downtime can adversely affect attendance at our hotels and theme parks and our ability to realize revenue growth.